May 8, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Wilson K. Lee, Senior Staff Accountant
Re:    Essex Property Trust, Inc. and Essex Portfolio, L.P. (the "Companies")
Form 10-K for Fiscal Year Ended December 31, 2014 for each of the Companies
    Filed March 2, 2015 for each of the Companies
File Nos. 1-13106 and 333-44467-01, respectively

Dear Mr. Lee:

Essex Property Trust, Inc. (the “Company” or “Essex”) submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by a letter, dated April 28, 2015, related to the above filing.
In this letter, we have recited the comment from the Staff in italicized, bold type, and have followed the comment with the Company’s response in regular type.
Form 10-K for the year ended December 31, 2014 for each of the Companies

Item 6. Selected Financial Data, pages 32-36

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In arriving at Funds from operations, you start with Net income available to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title "Funds from operations" to the more appropriate "Funds from operations attributable to common stockholders".

Response:

In calculating Funds from operations, or “FFO”, we add back the net income attributable to the noncontrolling interest of the limited partner unit holders of the Company’s operating partnership, Essex Portfolio, L.P. (the “Operating Partnership”). This noncontrolling interest add back is included within the line item "Depreciation add back from unconsolidated co-investments and other, net" in the "Other Data" table on page 34 of the Form 10-K for the year ended December 31, 2014. By adding this amount back, it converts the “net income available to common stockholders” to an amount attributable to both the common stockholders and the Operating Partnership limited partners. Accordingly, the weighted average numbers of shares outstanding, diluted, used to calculate FFO and Core FFO per diluted share includes both common shares and Operating Partnership units outstanding for the year.
As the FFO amount also includes net income attributable to the noncontrolling interest of limited partner unit holders, we respectfully submit that it would not be appropriate to re-title "Funds from operations" as "Funds from operations attributable to common stockholders."
We acknowledge that the adjustment for non-controlling interest was included, without specificity, as an "other" adjustment in the line item "Depreciation add back from unconsolidated co-investments, and other, net" and that our FFO table does not clearly set forth that the FFO amount also includes that noncontrolling interest adjustment. Accordingly, in future periodic filings, we will set forth in a separate line item the add back of net income allocated to such noncontrolling interest.
*    *    *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance
Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Phone: +1 650 494 3700
Fax: +1 650 494 8743
Email: mdance@essexpropertytrust.com

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